T. ROWE PRICE INTERNATIONAL FUNDS, INC.
         on behalf of T. Rowe Price International Bond Fund (the Fund)

                          PLAN PURSUANT TO RULE 18f-3

     The Fund hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the 1940 Act), setting forth the separate arrangement and allocation of income, realized gains and losses, unrealized appreciation and depreciation, and expenses of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Directors, including a majority of the independent Directors.

                                    EXPENSES

INTERNATIONAL BOND            International Bond shares shall bear all expenses
SHARES                        incurred directly on behalf of the International
                              Bond shares ("Class Level Expenses").
                              International Bond shares shall also bear that
                              portion of the Fund's expenses not incurred
                              directly by a particular class ("Fundwide
                              Expenses") as the net assets of the International
                              Bond shares bear to the net assets of the Fund.
INTERNATIONAL BOND            International Bond Advisor shares shall bear all
ADVISOR SHARES                expenses incurred directly on behalf of the
                              International Bond Advisor shares, including
                              12b-1 fees ("Class Level Expenses").
                              International Bond Advisor shares also bear that
                              portion of Fundwide Expenses as the net assets of
                              the International Bond Advisor shares bear to the
                              net assets of the Fund.

                        INCOME AND GAIN/LOSS ALLOCATIONS

     Income, realized gains and losses and unrealized appreciation and depreciation will be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.

                          DIVIDENDS AND DISTRIBUTIONS

     Dividends and other distributions paid by the Fund to each class of shares will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class generally only because of differing Class Level Expenses borne by each class.

                               EXCHANGE PRIVILEGE

     Each class of shares is exchangeable for the other class of shares or for the same or other classes of shares of any T. Rowe Price mutual fund subject to the conditions of any such fund's then-current prospectus.

                                    GENERAL

     Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

     On an ongoing basis, the Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Directors, including a majority of the independent Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. T. Rowe Price Associates and/or Rowe Price-Fleming International will be responsible for reporting any potential or existing conflicts to the Directors.